SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549




                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                        PURSUANT TO RULE 13a-16 OR 15d-16
                       OF SECURITIES EXCHANGE ACT OF 1934


                         For the month of October, 2004
                        Commission File Number 000-27336

                                 SVG Capital PLC
                  31 Gresham Street, London, England, EC2V 7QA

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.:

Form 20-F.....x.... Form 40-F.........

Indicate by check mark whether the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark whether the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.:

Yes......... No.....x....

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-_____________)



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The Board is pleased to announce that Francis Finlay will be joining the Board as an independent Non-Executive Director with effect from 1 October 2004.

Francis Finlay, aged 61, is Chairman and Chief Executive Officer of Clay Finlay Inc., a New York based investment management firm with offices in London and Tokyo. Clay Finlay manages a full range of global and regional equity mandates for a worldwide institutional client base.

Prior to co-founding Clay Finlay in 1982, Francis Finlay held senior investment management positions with Morgan Guaranty in New York and Lazard Freres in Paris and New York. Current corporate directorships include: Scottish Investment Trust plc, East Europe Development Fund, Blakeney Investors, Lebanon Holdings, Boyer Allan Funds and the Australian Development Fund. He was a Director of NYSE listed United Asset Management from 1998-2000.

Educated at Oxford University, he is currently an Honorary Fellow of Merton College and a Governor of the London Business School.

Francis Finlay will bring valuable experience to the Board, and on behalf of the Directors, we welcome him. His election as a Director of the Company will be proposed at the 2005 Annual General Meeting.

It is confirmed that there are no details to be disclosed concerning Francis Finlay under paragraph 6.F.2(b) to (g) of the UK Listing Rules.

For further information, please contact:

SVG Capital plc
Alice Todhunter                                                 020 7010 8925

Weber Shandwick Square Mile
Nick Dibden                                                     020 7067 0742




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For immediate release 5 October 2004


Completion of investments in the AA and Vendex and the announcement of the acquisition of the Spanish retail interests of Ahold


SVG Capital has been advised that funds advised by Permira have participated in the completion of two acquisitions, the AA and Vendex, and announced the acquisition of the Spanish retail interests of Ahold.

Funds advised by Permira originally announced their investment in the AA in July. With approximately 15 million members, the AA has a pre-eminent position in the roadside services market, providing both private and fleet motorists with breakdown cover across the UK. The business comprises roadside recovery, insurance, personal loans, service centres, mobile tyre fitting, publishing and driving schools. Its financial services division provides motor and home insurance and personal loans with some 1.6 million insurance policies and a GBP1 billion loan book. SVG Capital's share of this investment will be approximately GBP36.9 million.

Vendex is the largest non-food retailer in the Benelux with market leading positions in the department store, DIY, apparel and consumer electronics sectors. The company trades from 15 stores fascias and around 1,800 outlets, employing 43,000 people. Vendex has a diversified portfolio of strong brands with most of the company's retail formats being household names in the Netherlands and Belgium. The company owns a property portfolio consisting of 83 stores. SVG Capital's share of this investment will be approximately
GBP20.1 million.

Funds advised by Permira have announced the acquisition of the Spanish retail interests of Ahold, the international group of food retail and foodservice companies. Ahold's Spanish retail business operates almost 600 stores with approximate net sales of EUR2 billion. The stores trade under a number of brands, including: SuperSol, HiperSol, HiperDino, Netto and CashDiplo. Completion of the transaction is expected to close towards the end of the year and is subject to certain conditions, including antitrust approval. SVG Capital's share of this investment will announced in due course.

For further information, please contact:

SVG Capital plc
Alice Todhunter                                                020 7010 8925

Weber Shandwick Square Mile
Nick Dibden                                                    020 7067 0742

SIGNATURES


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.



                                  SVG Capital PLC




Date: 05 October, 2004


                                 By:/s/John Spedding
                                       John Spedding
                                       Company Secretary
                                       For and on behalf of Schroder Investment
                                       Management Limited, Secretaries